MANAGEMENT SERVICES AGREEMENT

THIS MANAGEMENT SERVICES AGREEMENT (this “Agreement”) is made as of April 23, 2018 (“Effective Date”), by and between Luna DNA, Inc., a Delaware corporation (the “Manager”), and LunaTrust LLC, a Delaware limited liability company (the “Company” and, together with the Manager, the “Parties”). All capitalized terms that have not been defined herein shall have the meanings ascribed to such terms as provided in the Limited Liability Company Agreement of LunaTrust LLC (the “Operating Agreement”).

WHEREAS, the Company desires to receive business, operational and financial management services from the Manager and to obtain the benefit of the Manager’s experience in such matters generally; and

WHEREAS, the Manager is willing to provide business, operational and financial management services to the Company, and the compensation arrangement set forth in this Agreement is designed to compensate the Manager appropriately for such services.

NOW, THEREFORE, in consideration of the foregoing premises and the respective agreements hereinafter set forth and the mutual benefits to be derived therefrom, the parties hereto hereby agree as follows:

1. Engagement. The Company hereby engages the Manager to provide business, operational and financial management services to the Company, and the Manager hereby agrees to provide business, operational and financial management services to the Company on the terms and subject to the conditions set forth herein.

2. Services of the Manager. The Manager hereby agrees during the term of this engagement to manage all aspects of the business of the Company in order to build, maintain, operate and improve the world’s first and largest human health database that is owned by its community and designed to have key functions powered by the blockchain (the “Database”). The Database will be comprised of Member Data. The Manager will manage the Company with the goals to (i) create and maintain a community-owned genomic and phenotypic Database that is designed to solve humankind’s most important medical challenges, consistent the Manager’s public benefit, (ii) make the Database dynamic, secure, and longitudinal, (iii) promote a supporting ecosystem for the Database, and (iv) generate revenue from which to make distributions to Members. The Manager shall have the sole discretion as to the emphasis to be placed upon each of these goals. The services of the Manager (the “Services”) will include, to the extent necessary or appropriate for the above purposes, the exercise of all powers of the Manager set forth in Section 4.1 of the Operating Agreement.

3. Personnel. The Manager shall provide and devote to the performance of this Agreement such employees, representatives and agents of the Manager as Manager shall deem appropriate for the furnishing of the services required thereby, at the Manager’s sole expense and without a right of reimbursement from the Company.

4. Intellectual Property. Subject to the License Terms set forth in Exhibit A (the “License Terms”), which are incorporated herein by reference and made a part hereof:

4.1 The Manager shall develop, improve and maintain the Database at the Manager’s sole expense.

4.2 The Manager shall create and own for the benefit of the Company various trademarks, domain names, website content and software, and social media accounts and content.

4.3 The Company shall own all intellectual property acquired through collaborations with third parties with respect to Member Data (“Collaboration IP”).

4.4 To the extent that the Manager determines to use any of the Manager’s registered and unregistered U.S. and foreign trade names, trademarks, trade dress and service marks, Internet domain names, Internet addresses and other computer identifiers, websites or web pages, brand names, logos or corporate names owned by the Manager and not subject to Section 4.2 and the corresponding provisions of the License Terms (“Manager IP”) for the benefit of the Company in the course of providing the Services, the Company shall have a non-exclusive, royalty-paid, worldwide license for such use. The Manager shall have no obligation to use Manager IP for the benefit of the Company, and the Manager may cease any such use for the benefit of the Company at any time in its sole discretion, which cessation will automatically terminate the Company’s rights set forth in this Section 4.4 with respect to such use.

5. Management Fee. Commencing as of the Effective Date, the Company shall pay, to the Manager a management fee (the “Management Fee”) calculated as the sum of (a) an amount equal to the product of (x) fifty percent (50%) and (y) the Net Revenues of the Company; plus (b) an amount equal to all Non-Profit Revenue. Terms used in this Section 5 have the following meanings and are subject to the following provisions:

5.1 “Company Expenses” shall mean Operational Expenses accrued by the Company in accordance with GAAP, which for the avoidance of doubt do not include Organizational Expenses, Operational Expenses borne by the Manager pursuant to Section 6 or the Management Fee.

5.2 “Data Discovery Activities” means discovery activities that derive value from the content contained in the Database, such as (i) providing to third parties including but not limited to pharmaceutical and biotechnology discovery companies (collectively, “Customers”), Access to the Database for population-level research, and (ii) making available to Customers, directly or through the Manager, contact information for Members who have elected via their Community Agreements to allow the sharing of such contact information. Examples of Data Discovery Activities involving making available Member contact information include, but are not limited to, identification of Members based on criteria defined by Customers to identify candidates for a study and requests by Customers for updated contact information stored in the Database in order to follow up on a Member’s prior participation in a study. Data Discovery Activities exclude the following activities of the Manager, which the Manager may in its sole discretion choose to conduct for its own or for its Affiliate’s account or for Customers, which activities do not constitute operations of the Company or sources of Net Revenues:

(a) Communication and Member engagement services provided to Customers following a Data Discovery Activity that identifies or provides contact information of Members;

(b) assisting Customers in collecting longitudinal data of identified Members that is at the time of initial collection outside the Database (it being understood that such data may in connection with such services by the Manager be Contributed to the Database);

(c) the offer or sale of value added goods and services to Members (other than Shares) for consideration other than Contributions, whether by the Manager, an Affiliate of the Manager or a third party offering goods or services that may be of interest to Members;

(d) professional services such as scientific consultation or project management; and

(e) any and all other activities of the Manager, whether or not involving Database IP or Manager IP, that do not derive direct value from the content of the Database.

5.3 “Net Revenues” means all revenue recognized by the Company from (a) Data Discovery Activities and (b) license fees, royalties and other revenue derived from Collaboration IP, in each case accordance with generally accepted accounting principles (“GAAP”), other than Non-Profit Revenue, less Company Expenses.

5.4 “Non-Profit Revenue” means all revenues recognized by the Company from transactions with corporations, trusts, unincorporated association, or other types of organizations (“Non-Profit Organizations”) that (i) are exempt from federal income tax under section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (ii) have applied in good faith for a determination of such exemption from the Internal Revenue Service, or (iii) would be eligible to be so exempt, in the reasonable opinion of the Manager, if operated in the United States. Examples of Non-Profit Organizations include disease foundations, research organizations, and organizations for the benefit of minority or economically disadvantaged groups. Notwithstanding the foregoing, license fees, royalties and other revenues earned from Collaboration IP generated through collaboration with a Non-Profit Organization are not Non-Profit Revenue and will be included in Net Revenues, even if such license fees, royalties and other revenues are paid by Non-Profit Organizations.

5.5 The Manager will determine the Management Fee with respect to Net Revenues and Non-Profit Revenue for each fiscal quarter. The Management Fee shall be payable within ten (10) days following the closing of the Company’s books for each quarter, to the extent of available cash in the Company. To the extent sufficient cash is not available at a payment date, the unpaid portion of the Management Fee shall accrue and be paid promptly following the Company’s receipt of cash sufficient to pay the amount in arrears. The Management Fee shall be payable regardless of whether any services are requested or provided in such quarter (or in any other quarter) and regardless of whether the Company finds the Manager’s services to be complete and/or useful.

6. Expenses. The Company shall promptly reimburse the Manager for all Company expenses advanced by the Manager, in accordance with the Operating Agreement. Notwithstanding the foregoing, the Manager will not be entitled to reimbursement for Operational Expenses paid by the Manager if such Operational Expenses would have been, but for this Section 6, accrued by the Company under generally accepted accounting principles on or before March 31, 2020. To the extent that any payment of expenses of the Company by the Manager is not reimbursed by the Company and is properly allocable as an expense of the Company for federal, state and local tax purposes, a portion of the Management Fees for a like amount shall be treated as a reimbursement to the Manager for such expenses and not as a payment of Management Fees.

7. Other Revenue Sources. With the exception of revenue derived from the Company’s provision to third parties of Access to the Database for population-level research, the Company will not participate in revenues deriving from the Database IP or the Manager IP, such as third-party targeted research participation or advertising directed to Members on websites or other communication platforms used by the Manager for the benefit of the Company.

8. Term. This Agreement will continue from the date hereof until terminated by the Manager with thirty (30) days prior notice. This Agreement may not be terminated by the Company.

9. Waiver of Liability. The provisions of Section 4.4(a) of the Operating Agreement apply to the Services and the Manager’s performance under this Agreement and are incorporated herein by reference.

10. Confidentiality.

10.1 Non-Disclosure. Each Party agrees to regard and preserve as confidential all non-public information related to the business and activities of the other Party and its Affiliates, which may be obtained by such Party from any source or may be developed as a result of this Agreement or the Operating Agreement, including financial and business information, strategy, trade secrets, know-how, technical information, specifications, past, present and future operations, partner, client, staff, end user, athlete, trainer, consultant, medical professional and supplier identities, Member Data, and other non-public information, whether tangible, intangible, visual, electronic or otherwise, together with notes, analysis, compilations, studies and/or other documents prepared by a Party, its directors, officers, employees, agents and representatives based upon, containing or otherwise reflecting such information (collectively, “Confidential Information”). Each Party agrees to hold the Confidential Information of the other in confidence and shall not disclose such information to any Person, or use (directly or indirectly) any such information for its own benefit or the benefit of any other party. Even when disclosure is permitted, each Party agrees to limit access to and disclosure of the other Party’s Confidential Information to its employees on a “need to know” basis only. Notwithstanding the foregoing, either Party may disclose the other Party’s Confidential Information (a) pursuant to applicable law or regulation or compulsion of proper judicial or other legal process; provided, however, that the disclosing Party shall provide prompt notice of the same prior to such required disclosure such that the other Party may seek a protective order or other appropriate remedy to safeguard, restrict or limit the disclosure of such Confidential Information, (b) to establish a Party’s rights under this Agreement, including to make such court filings as it may be required to do, or (c) with respect to Member Data, in accordance with the Company’s agreements with the respective contributors of such Member Data.

10.2 Exclusions. Information shall not be considered “Confidential Information” hereunder to the extent, but only to the extent that, such information (a) is or becomes publicly available through no fault, default or breach of or by the receiving Party; (b) is or was rightfully acquired by the receiving Party from an independent third party without restriction or obligation of confidentiality and without breach of any agreement or obligation; (c) is or was independently developed by the receiving Party without use of or reference to Confidential Information of the other Party, or (d) is approved for release without restriction by the disclosing Party.

10.3 Recipients; Equitable Relief. Each Party shall, in advance, ensure that each individual who obtains or is in a position to obtain Confidential Information of the other Party, understands and has agreed to comply with the obligations in this Section 10. Further, in the event of a breach or threatened breach of either Party’s obligations in this Section 10, the other Party shall suffer immediate and irreparable harm for which money damages may be difficult to calculate or provide inadequate compensation. Accordingly, either Party shall be entitled to an injunction, restraining order or other equitable relief to enforce compliance with the provisions of this Section 10; provided, however, that no specification herein of any particular legal or equitable remedy shall be deemed or construed to prohibit either Party from seeking or obtaining any other remedy under this Agreement, at law or in equity.

11. Indemnification. The provisions of Section 4.5 of the Operating Agreement apply to the Services and the Manager’s performance under this Agreement and are incorporated herein by reference; provided that the indemnity provisions of the License Terms shall apply to the subject matter thereof.

12. Future Subsidiaries. At the request of the Manager, the Company shall cause and take all action needed such that any direct or indirect subsidiary of the Company becomes a guarantor and agrees to the terms hereof (including those set forth and contemplated by Sections 9 and 11).

13. Independent Contractor. The Manager shall perform services hereunder as an independent contractor, retaining control over and responsibility for its own operations and personnel. Neither the Manager nor its officers, employees or agents shall be considered employees or agents of the Company as a result of this Agreement, nor shall any of them have authority by execution of this Agreement to contract in the name of or bind the Company, except as expressly agreed to in writing by the Company.

14. Representations and Warranties.

14.1 Mutual Representations. Each Party hereby represents and warrants to the other Party as follows: (a) it is duly organized, validly existing and in good standing as a corporation or other entity as represented herein under the laws and regulations of its jurisdiction of incorporation, organization or chartering; (b) it has the full right, power and authority to enter into this Agreement, to grant the rights and licenses (as applicable) granted hereunder and to perform its obligations hereunder; (c) the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary corporate action of the Party; and (d) when executed and delivered by such Party, this Agreement will constitute the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

14.2 Disclaimers EXCEPT AS SET FORTH HEREIN, NO EXPRESS OR IMPLIED WARRANTIES ARE GIVEN BY MANAGER OR ITS AFFILIATES WITH RESPECT TO THE INTELLECTUAL PROPERTY RIGHTS LICENSED HEREUNDER OR ANY OTHER MATTER OR SUBJECT ARISING OUT OF THIS AGREEMENT, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ANY IMPLIED WARRANTY ARISING OUT OF COURSE OF DEALING OR USAGE OF TRADE, AND ANY IMPLIED WARRANTY OF FREEDOM FROM INFRINGEMENT, OR REGARDING THE VALIDITY, SCOPE, OWNERSHIP OR ENFORCEABILITY OF ANY SUCH INTELLECTUAL PROPERTY.

15. Limitation of Liability. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, NEITHER PARTY SHALL BE LIABLE FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL, PUNITIVE, OR ENHANCED DAMAGES, OR FOR ANY LOSS OF ACTUAL OR ANTICIPATED PROFITS (REGARDLESS OF HOW THESE ARE CLASSIFIED AS DAMAGES), WHETHER ARISING OUT OF BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), OR OTHERWISE (INCLUDING THE ENTRY INTO, PERFORMANCE, OR BREACH OF THESE TERMS), REGARDLESS OF WHETHER SUCH DAMAGE WAS FORESEEABLE AND WHETHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

16. Miscellaneous.

16.1 Notices. The provisions of Section 10.1 of the Operating Agreement apply to all notices, requests, demands, claims and other communications hereunder.

16.2 Mandatory Arbitration. To the maximum extent permitted by law, all Claims arising under this Agreement will be resolved by final and binding arbitration in San Diego, California, in accordance with Section 10.2 of the Operating Agreement.

16.3 Entire Agreement. This Agreement contains the complete and entire understanding and agreement of the Manager and the Company with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings, conditions and agreements, oral or written, express or implied, respecting the engagement of the Manager in connection with the subject matter hereof.

16.4 Partial Invalidity. If any one or more of the provisions contained in this Agreement, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, then the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions of this Agreement. The Company agrees that, pursuant to Section 16.9, the Manager may replace such invalid, illegal or unenforceable provision of this Agreement with a valid, legal and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable provision, without providing the notice to Members that may otherwise be required.

16.5 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

16.6 Governing Law. This Agreement will be governed by and construed according to the laws of the State of Delaware, without regard to any conflicts of law principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the substantive laws of any jurisdiction other than the State of Delaware.

16.7 Jurisdiction; Venue; Service of Process. Subject to Section 16.2, any action, suit or other proceeding arising out of or in connection with or related to this Agreement shall be conducted only in San Diego, California. Each of the parties hereto hereby (a) irrevocably consents and submits to the exclusive personal jurisdiction of and venue in the state and federal courts located in San Diego, California in any legal action, equitable suit or other proceeding arising out of or related to this Agreement; (b) waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this Section16.7; (c) stipulates that the state and federal courts located in San Diego, California shall have in personam jurisdiction and venue over each of them for the purposes of litigating any dispute, controversy or proceeding arising out of or related to this Agreement, and (d) agrees that, to the fullest extent permitted by law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the U.S. Postal Service constituting evidence of valid service, and that, to the fullest extent permitted by applicable law, service so made shall have the same legal force and effect as if served upon such party personally within the State of California.

16.8 Prevailing Party; Attorney’s Fees. If any party hereto commences any action against any other party hereto with respect to the enforcement or interpretation of this Agreement, then the prevailing party (as defined in Section 10.2(h) of the Operating Agreement) in such action shall be entitled to an award of its costs of litigation, including attorney’s fees.

16.9 Amendment. This Agreement may be amended, modified, or waived, at any time or from time to time, without the written consent of the Company, except that the consent of the Company shall be required for any amendment, modification or waiver of Section 3 of the License Terms or the definition in the License Terms of “Trigger Events”. If any such amendment, modification or waiver may reasonably have an adverse effect on the rights or obligations of the Company, such amendment, modification or waiver shall not be effective until the date thirty (30) days after notice thereof to the Members (and any Member who does not wish to agree to such amendment, modification or waiver may redeem all of its Shares and resign as a Member per Section 6.11 of the Operating Agreement).

16.10 Execution in Counterparts. This Agreement may be executed in counterparts (including by means of facsimile or other form of electronic or digital image transmission), each of which shall be deemed an original but all of which taken together shall constitute one and the same agreement.

16.11 Assignment. The Manager may assign this Agreement without the consent of the Company. The Company may not assign this Agreement without the consent of the Manager.

16.12 Successors and Assigns. Except as otherwise provided herein, all covenants and agreements contained in this Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, whether so expressed or not.

16.13 Computation of Time. The provisions of Section 10.15 of the Operating Agreement apply to this Agreement.

16.14 Interpretation. Unless otherwise stated or the context clearly requires otherwise: (a) all section and exhibit references are to the corresponding article or section of or exhibit to this Agreement, (b) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, (c) the singular form of nouns, pronouns and verbs shall include the plural and vice versa, (d) the use of the words “includes,” “including” and words of similar import in this Agreement shall be by way of example rather than by limitation (thus shall be deemed to be followed by the phrase “without limitation”), (e) reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable, the terms hereof, and (f) the use of the words “or,” “either” and “any” shall not be exclusive. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Without limiting the Manager’s authority under Section 10.11 of the Operating Agreement or Section 16.9, the Manager may interpret this Agreement in any reasonable manner that resolves any conflicts between the provisions of this Agreement and the Management Agreement, and such interpretations shall be binding on the Company and the Manager.

16.15 Entire Agreement. This Agreement and the Management Agreement contain the entire understanding and agreements among the parties hereto, are intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein, and supersede any prior understandings and agreements among them respecting the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the subject matter hereof exclusively in contract pursuant to the express terms and provisions of this Agreement and the Management Agreement; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or any other Transaction Document.

16.16 Electronic or Digital Delivery of Signatures. The provisions of Section 10.21 of the Operating Agreement apply to this Agreement.

16.17 Survival. Sections 9, 11 and 14 shall survive and continue in full force in accordance with their respective terms notwithstanding any termination of this Agreement.

16.18 Severability. This Agreement is severable. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, provision, covenant or restriction is invalid, illegal, void, unenforceable or against regulatory policy, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect and conform with the original subjective intent of the parties hereto as closely as possible in an acceptable manner.

* * * *

IN WITNESS WHEREOF, the undersigned have caused this Management Services Agreement to be duly executed and delivered on the date and year first above written.

Luna DNA, Inc.

By:	/s/ David Lewis
Name:	David Lewis
Title:	Chief Financial Officer

LunaTrust LLC

By: Luna DNA, Inc., its manager

By:	/s/ David Lewis
Name:	David Lewis
Title:	Chief Financial Officer

Signature Page to Management Services Agreement

EXHIBIT A

LICENSE TERMS

These LICENSE TERMS (these “Terms”) are incorporated by reference into that certain Management Services Agreement, made and entered into as of ______ ___, 2018 (the “Management Services Agreement”), by and between Luna DNA, Inc., a Delaware corporation (“Licensor”), and LunaTrust LLC, a Delaware limited liability company (“Licensee” and, together with Licensor, the “Parties”). For avoidance of doubt, these Terms do not include other parts of the Management Services Agreement.

R E C I T A L S

WHEREAS, on April 23, 2018, Licensor formed Licensee, and Licensor has entered into that certain Limited Liability Company Agreement of Licensee dated as of April 23, 2018 (the “Operating Agreement”) for the principal purpose of building, operating, maintaining, querying and otherwise dealing with databases comprised of Member Data (as defined in the Operating Agreement) that is owned by its members and licensed to the Licensee (collectively, the “Database”), and to engage in any other lawful business activities in connection therewith, or related to the business of the Licensee (the “Business”);

WHEREAS, capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Operating Agreement;

WHEREAS, the Licensor is the Manager of the Licensee and the Parties have entered into that certain Management Services Agreement, dated as of the date hereof (the “Management Services Agreement”), in which Licensor has agreed to manage all aspects of the business of Licensee;

WHEREAS, Licensor owns by assignment all (a) United States patent applications for inventions conceived by Licensor’s personnel related to the operation and management of databases for omic data or phenotype data, (b) foreign patent applications for the inventions described in clause (a) next above, and (c) any and all patents issuing on or registered from the foregoing, and any and all reexaminations, reissues, additions or extensions of any such patents (the items described in clauses (a) – (c) next above, collectively, together with any other such patents assigned to Licensor as Manager of Licensee or in connection with the Database or the Business, the “Licensed Patents”);

WHEREAS, Licensor owns other intellectual property rights that are necessary or appropriate for the organization, structure or operation of the Database, or any substitute, expansion or upgrade of the Database, including trade secrets, know-how, Software (as defined below) and copyrights, and any improvements, developments, innovations or new inventions conceived or discovered by Licensor, solely or jointly, related to any of the foregoing, but excluding any Off-the-Shelf Software (as defined below) (collectively, together with any other such intellectual property rights created by Licensor as Manager of Licensee in connection with the Business, “Licensed Database IP”).

WHEREAS, Licensor owns the trademarks, trade dress and logos listed and referenced in Schedule A attached hereto (collectively, together with any other trademarks, trade dress and logos created by Licensor as Manager of Licensee in connection with and for the benefit of the Business, “Licensed Marks”) and the domains listed and referenced in Schedule A attached hereto (“Domains”);

WHEREAS, Licensor has developed and will continue to develop certain Software (a) to operate the Database on servers in the cloud, including querying the database (including database schema, stored procedures and the like, the “Database Software”), and (b) to operate the Company’s website, including functionality for (i) creating user accounts and managing user settings; (ii) issuing Shares to Members; (iii) providing interactive user features, and (iv) providing news and information about the Company, the Business and the Database to Members and potential Members; but in each case of clauses (a) and (b) of this paragraph, excluding any Off-the-Shelf Software (the “Website Software” and, together with the Database Software, the “Licensed Software”);

WHEREAS, Licensor has created, and may in the future create, social media accounts related to and for the benefit of the Business (collectively, together with any other social media accounts created by Licensor as Manager of Licensee, the “Social Media Accounts”);

WHEREAS, Licensor is willing to grant to Licensee licenses for the Licensed Patents, the Licensed Database IP, the Domains, the Licensed Software, and the Licensed Marks, and in the event of a Trigger Event to assign to Licensee the Assigned IP (as defined below), all on the terms and subject to the conditions set forth herein.

A G R E E M E N T

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1. Definitions. As used in these Terms, the following terms shall have the following meanings:

“Off-the-Shelf Software” means any Software or rights thereto which (A) Licensor has acquired subject to a “shrink wrap” or similar commercial end-user licenses or commodity type licenses widely available to the public generally (and there is no reason to believe it will not be available to Licensee) on non-discriminatory terms, or (B) consists of non-customized third-party Software licensed to Licensor which is generally available to other Persons (and there is no reason to believe it will not be available to Licensee) on substantially similar terms and conditions; including in each case Software or rights thereto supplied or installed by a hosting or other service provider

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, award, decree, other requirement, or rule of law of any federal, state, local or foreign government, or political subdivision thereof, or any arbitrator, court, or tribunal of competent jurisdiction.

“Licensed IP” means the Licensed Patents, Licensed Database IP, Licensed Marks and Licensed Software.

“Licensed Manager Usage” means any use by Licensor of (a) the Licensed Marks as permitted by Section 2.2(b), (b) the Domains as permitted by Section 2.3, or (c) the Social Media Accounts as permitted by Section 2.4.

“Licensed Methods” means any methods, procedures, processes, or other subject matter whose use or practice would constitute an infringement of Licensor’s patent rights but for the license granted to Licensee hereunder.

“Licensed Products” means products (including Software) that incorporate or are produced by the practice of subject matter claimed in Licensed Patents, and whose manufacture, use, sale, import, or offer for sale would constitute an infringement of Licensor’s patent rights but for the license granted to Licensee hereunder.

“Losses” means losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs, or expenses of whatever kind, including reasonable attorneys’ fees (outside counsel fees, in-house counsel time and expenses and administrative costs).

“Social Media Content” means all intellectual property rights (including all rights under copyright, trademark, trade name and trade dress law and all rights to sue for past infringements thereof) in the content hosted at or used by, or services provided using, any Social Media Accounts (including, for avoidance of doubt, any Developed Works (as defined below)), that Licensor may have, including all graphics, photographs, images, audio, video, logos, and other multimedia and text.

“Social Media Contracts” means any contracts (express or implied) relating to the hosting, design or maintenance of any Social Media Accounts.

“Software” means any software or computer program, including firmware and other software embedded in hardware devices, whether in the form of source code, assembly code, script, interpreted language, instruction sets or binary or object code (including compiled and executable programs), including any library, component or module of any of the foregoing, together with (i) any related default configuration files, (ii) runtime data, files and objects, such as icons, buttons, configuration files and the like, needed for the proper operation of the Software, (iii) screens, user interfaces, report formats, templates and menus, and (iv) user documentation and help files, including with regard to any command-line options and switches. With respect to source code, “Software” also includes (A) all code written in any programming language, scripting language, XML or other format, (B) developer comments, (C) associated header or interface definition files, (D) IDE configuration or project files and the like, (E) compilation or build files, scripts or tools, (F) API and class documentation, Gantt charts and other diagrams, materials or other documentation explaining the structure, flow controls, class hierarchy, algorithms, data structures, API or composition of such source code, (G) compilation or build instructions (whether meant for use by developers or compilation or build programs, scripts or tools), (H) interpreted data (including JavaScript and other runtime or client scripts), stylesheets, icons, buttons, and other images, video, audio and other multimedia files, materials and data used in the generation of the executable or needed for the proper execution, use or display of the Software, and (I) any design notes and material proprietary information or algorithms contained in or relating to such source code.

“Trigger Events” means the occurrence of any of the following events: (a) the termination of the Management Services Agreement, (b) Luna DNA, Inc. ceasing to be the Manager of Licensee or the Manager under the Management Services Agreement, or (c) the dissolution of the Licensor.

“Website Content” means all intellectual property rights (including all rights under copyright, trademark, trade name and trade dress law and all rights to sue for past infringements thereof) in the content hosted at or used by (including, for avoidance of doubt, any Developed Works), or services provided using, the Domains, that Licensor may have, including all graphics, photographs, images, audio, video, logos, and other multimedia and text.

“Website Contracts” means any contracts (express or implied) relating to the hosting, design or maintenance of the websites hosted on the Domains.

2. License.

2.1 License Grant. Subject to the terms and conditions of these Terms, Licensor grants to Licensee a non-exclusive, royalty-free, fully paid up, non-sublicensable, non-transferable, perpetual, worldwide right and license to (a) use the Licensed Database IP, the Licensed Software (including, with respect to the Website Software, the source code thereto), the Website Content and the Social Media Content, solely in connection with the Business, and (b) practice the Licensed Patents and to make, use, sell, offer for sale, and import Licensed Products, and to practice the Licensed Methods, solely in connection with the Business.

2.2 Trademark License. Subject to the terms and conditions of these Terms:

(a) Licensor grants to Licensee an exclusive, royalty-free, fully-paid up, sublicensable, transferrable, perpetual, worldwide right and license to use the Licensed Marks and any related trade dress in connection with the operation, promotion and advertising of the Business, and the worldwide promotion, advertising, distribution and sale of the Company and related services and products.

(b) Licensee hereby grants to Licensor a non-exclusive royalty-free, fully-paid up, non-sublicensable, non-transferrable, worldwide right and license to use the Licensed Marks and any related trade dress in connection with the operation, promotion and advertising of Licensor’s business, and the worldwide promotion, advertising, distribution and sale of the Licensor and related services and products.

2.3 Domains. Licensor shall use the Domains (including any websites hosted on the Domains) in connection with and for the benefit of the Business (it being understood that Licensor may use the Domains in connection with Licensor’s business prior to a Trigger Event, without prejudice to Section 3.3).

2.4 Social Media Accounts. Licensor shall use the Social Media Accounts in connection with and for the benefit of the Business (it being understood that Licensor may use the Domains in connection with Licensor’s business prior to a Trigger Event, without prejudice to Section 3.5).

3. Trigger Events. In the event of (and subject to the occurrence of) a Trigger Event, the following provisions shall apply automatically, without the need for any action by Licensor, Licensee or any other Person:

3.1 Software. Licensor grants to Licensee a non-exclusive, royalty-free, fully paid up, non-sublicensable, non-transferable, perpetual, worldwide right and license to use, modify, distribute, reproduce, perform, display, create derivative works of, or translate the Licensed Database IP and any Software theretofore licensed to Licensee under these Terms (for avoidance of doubt, excluding Off-the-Shelf Software, but including any Developed Works which constitute Software) (collectively, the “Licensed Software”), both in object code and source code.

3.2 Trademarks. Licensor assigns, conveys and transfers to Licensor all right, title and interest in and to the Licensed Marks, together with the goodwill of the business symbolized by the Licensed Marks, all applications and registrations therefor, and all claims for damages arising out of or relating to past or continuing infringements thereof, if any, with the right to sue for and collect such damages. Upon the occurrence of a Trigger Event, the license granted in Section 2.2(b) shall automatically terminate. After a Trigger Event, Licensor agrees that it shall not (a) adopt, seek to register, file or prosecute any application or other filing anywhere in the world for any trademark, service mark, certification mark, composite mark or other type of mark, trade dress, corporate name or other type of legal entity name, trade name, domain name, email address, social media account, identifying logo or other identifier of source in any language that is confusingly similar to or dilutive of the Licensed Marks or any other source identifier owned or used as an identifier of source by Licensee, unless expressly requested to do so in writing by Licensee; (b) adopt, adapt, use or display any marks, logos, names, brands, distinctive identification or other material of any kind that is or may be likely to cause confusion to any consumers or otherwise dilute or adversely affect Licensee’s rights in the Licensed Marks; or (c) create a combination or composite mark that includes the Licensed Marks, commingle the Licensed Marks with the trademarks of Licensor or any third party, or use the Licensed Marks in any manner that, directly or indirectly, would dilute, demean, ridicule or otherwise tarnish the image of the Licensed Marks, Licensee or its Affiliates.

3.3 Domains. Licensor assigns, conveys and transfers to Licensor all right, title and interest in and to the Domains, the registration therefor, and any and all intellectual property rights and goodwill arising from Licensor’s use thereof, and all claims for damages arising out of or relating to past or continuing infringements thereof, if any, with the right to sue for and collect such damages.

3.4 Websites. Licensor assigns, conveys and transfers to Licensee all right, title and interest in and to (a) all Website Content, any registration therefor, the content associated therewith, and any and all intellectual property rights and goodwill arising from Licensor’s use thereof that Licensor may have, (b) all Website Contracts, and (c) all claims for damages arising out of or relating to past or continuing infringements or breaches, as the case may be, thereof, if any, with the right to sue for and collect such damages.

3.5 Social Media. Licensor assigns, conveys and transfers to Licensee all right, title and interest in and to (a) the Social Media Accounts, the registration therefor, the content associated therewith, and any and all intellectual property rights and goodwill arising from Licensor’s use thereof that Licensor may have, (b) all claims for damages arising out of or relating to past or continuing infringements thereof, if any, with the right to sue for and collect such damages, (c) all Social Media Content, and (d) any Social Media Contracts (together with the Social Media Accounts and Social Media Content, the “Social Media Assets”). As of the date of such Trigger Event, Licensee shall assume maintenance of the Social Media Accounts and Licensor shall do all things necessary or desirable to facilitate the transition to Licensee.

3.6 Liabilities. Licensor shall remain solely responsible for any liabilities arising prior to such Trigger Event of the operation of the Assigned Assets (as defined below). Licensee shall be solely responsible for any liabilities arising out of the operation of the Social Media Assets and Internet Assets from and after such Trigger Event.

3.7 Further Assurances. From time to time after such Trigger Event and without further consideration, upon the request of Licensee, Licensor shall execute and deliver such documents and instruments of conveyance and transfer as Licensee may reasonably request in order to consummate more effectively the assignment, conveyance and transfer as contemplated by this Section 3 and to vest in Licensee title to the Licensed Marks, Domains, Website Content, Website Contracts and Social Media Assets assigned, conveyed and transferred by this Section 3 (collectively, the “Assigned Assets”), or to otherwise more fully consummate the transactions contemplated by this Section 3, and Licensee, upon the request of Licensor, shall execute and deliver such documents and instruments of contract assumption as Licensor may reasonably request in order to confirm Licensee’s liability for the obligations assumed as provided in Section 3.6 or otherwise to more fully consummate the transactions contemplated by this Section 3. Without limiting the generality of the foregoing, Licensor further covenants that, upon reasonable request on or after such Trigger Event, it will, without charge to Licensee, execute all documents and take all such further actions as may be reasonably necessary, desirable or convenient to enable Licensee to obtain and maintain full ownership of, and enforce its rights, title and interest in and to, the Domains, the Website Content, the Website Contracts and the Social Media Assets (collectively, the “Assigned Assets”), including (i) assisting Licensee with the investigation, preparation, discovery and prosecution of any actual or threatened litigation against any counterparty to any Social Media Contract or Website Contract, (ii) effectuating the transfer of the Domains to Licensee in a timely manner, at its sole expense, including (A) completing, or using its reasonable efforts to complete, and cause any other Person who may have a registered interest in any Domain (the “Domain Parties”) to complete, any and all forms required by the registrars of the Domains (the “Registrars”) to effect transfer of the Domains registrations to Licensee, and (B) filing, or causing to be filed, such forms with the Registrars within five (5) business days of such Trigger Event, (iii) providing to Licensee all credentials needed to manage and use any Social Media Accounts, (iv) filing a duly executed and proper trademark assignment with the PTO, (v) promptly providing to Licensee the full and complete source code to the Licensed Software, and (vi) immediately forwarding to Licensee any messages, email or other communications related to any Assigned Assets to Licensee.

4. Reservation of Rights. All rights not expressly granted herein are reserved to the Licensor, and except for the rights and licenses granted to Licensee pursuant to these Terms, nothing shall be construed to restrict, impair, encumber, license, alter, deprive or adversely affect any of Licensor’s rights or interests therein or any other of Licensor’s intellectual property, brands, information, content, processes, methodologies, products, goods, services, materials or rights, tangible or intangible. Without limiting the foregoing, (a) no use of the Licensed IP shall be permitted except as expressly provided in these Terms, and (b) no rights in and to any other trademarks, brands, logos or other intellectual property are granted. For the avoidance of doubt, Licensor shall have the right to use and exploit, and to grant third parties the right to use and exploit, the Licensed Database IP for any purpose, including for purposes competitive with the Business, in any and all territories.

5. Ownership and Protection of Licensed IP.

5.1 Ownership.

(a) Pre Trigger Event. Licensee acknowledges that Licensor is the owner of the Licensed IP, including Developed Works (as defined below). For the avoidance of doubt, Licensor shall have the sole and exclusive right to obtain, hold and renew, in its own name and for its own benefit, all applicable intellectual property right protections in connection with the Licensed IP and Developed Works, and all applications and registrations therefor.

(b) Post Trigger Event. Notwithstanding Section 5.1(a), from and after a Trigger Event, (i) Licensor acknowledges that Licensee is the owner of the Licensed Marks, Domains, Website Content and Social Media Content, including any Developed Works which constitute Website Content or Social Media Content (all of the intellectual property rights referenced in this clause (i), collectively, the “Assigned IP”), and (ii) for the avoidance of doubt, Licensee shall have the sole and exclusive right to obtain, hold and renew, in its own name and for its own benefit, all applicable intellectual property right protections in connection with the Assigned IP and all applications and registrations therefor.

(c) Developed Works. Subject to Section 3, Licensee acknowledges and agrees that Licensor shall have exclusive, unlimited ownership rights to intellectual property, works, work product, and all other materials and items, tangible or intangible, created or developed by Licensor as a result of or in connection with the Business, whether as individual items or as combinations of components, whether or not jointly developed with others and whether or not completed, including all inventions, discoveries, improvements, concepts, ideas, research, drafts, notes, and data, together with all intellectual property rights appurtenant thereto (collectively, “Developed Works”). In the event and to the extent that exclusive title or ownership rights may not or do not originally vest in Licensor as contemplated hereunder, Licensee hereby agrees to irrevocably (subject to Section 3) assign, transfer and convey to Licensor all right, title and interest therein and shall give Licensor, and any Licensor designee, all reasonable assistance and execute all documents necessary to assist or enable Licensor to perfect, preserve (subject to Section 3), register and record its rights in and to such Developed Works. Licensee hereby irrevocably appoints Licensor as its attorney-in-fact, coupled with an interest, to execute and file any such documents in Licensee’s name. For the avoidance of doubt, subject to Section 3, Licensee may not use the Developed Works for any purpose other than to develop, operate, maintain and support the Database and otherwise in connection with the Business. Notwithstanding anything to the contrary set forth in these Terms, Licensor shall not own any intellectual property rights Licensee acquires from collaborations with third parties with respect to Member Data.

5.2 Enforcement. Each Party shall promptly notify the other Party in writing of (a) any actual or potential infringement, counterfeiting, or other unauthorized use of any of the Database IP by any other Person (an “Infringement”) of which it becomes aware; and (b) any claim or cause of action involving the Database IP that is threatened or instituted against such Party or any other Person of which such Party becomes aware. Licensor shall have the sole right, in its discretion, to enforce its rights in any of the Database IP, including to bring action with respect to any Infringement.

5.3 No Encumbrances. Except with Licensor’s written approval, Licensee shall not grant or attempt to grant a security interest in any of the Database IP or record any such security interest against any application or registration regarding the Database IP with any Governmental Authority.

6. Use of Licensed Marks.

6.1 Acknowledgement. The Parties acknowledge the high standards, goodwill and reputation for quality symbolized by the Licensed Marks. Accordingly, Licensor shall, at all times prior to a Trigger Event, use the Licensed Marks in a manner which meets or exceeds such standards. All use of the Licensed Marks and any goodwill accruing as a result of that use shall inure solely and exclusively to the benefit of Licensee.

6.2 Trademark Notices. The Parties shall comply with all marking, legend and notice requirements under applicable Law and shall display such markings, legends and notices in accordance with any standards, parameters and usage guides that may be furnished by Licensee from time to time.

6.3 Prohibited Actions. Each Party agrees that, prior to a Trigger Event, and Licensor further agrees that, after a Trigger Event, it shall not: (a) contest, dispute, attack or question the validity of, or assist any individual or entity in contesting, attacking or questioning, the title or any rights of or claims by Licensor (or, after a Trigger Event, Licensee) in and to the Licensed Marks anywhere in the world; (b) directly or indirectly seek for itself or assist any third party to use, register, record, obtain, acquire or attempt to pursue any rights, proprietary or otherwise, in the Licensed Marks anywhere in the world; (c) engage in any illegal, deceptive, unfair or unethical trade practices in connection with any use of the Licensed Marks; or (d) take any action, directly or indirectly, or fail to take any action required hereunder, which is or could be construed as detrimental, damaging or inconsistent with the rights of Licensor (prior to a Trigger Event) or Licensee (after a Trigger Event) in the Licensed Marks, including any action that may adversely affect the high reputation, distinctiveness and goodwill associated with the Licensed Marks.

6.4 Quality Assurance. Licensee shall have the right to exercise reasonable quality control over Licensor’s use of the Licensed Trademarks, including to maintain the validity of the Licensed Trademarks, to maintain consistency of the use of the Licensed Trademarks, and to promote and protect the goodwill associated therewith. Licensor shall comply with all reasonable marking requirements of Licensee, and, to the extent reasonably practicable, shall display such legends and notices with its use of the Licensed Trademarks as may be required by Licensee.

7. Licensed Software.

7.1 Prohibited Uses. Licensee will not use the Licensed Software for any purposes beyond the scope of the licenses granted in these Terms. Without limiting the generality of the foregoing, prior to a Trigger Event, Licensee will not (a) distribute any copies of the Licensed Software except as expressly authorized in these Terms; (b) assign, sub-license, sell, lease or otherwise transfer or convey Licensee’s rights under any licenses granted in these Terms; or (c) with respect to Licensed Software for which source code has not been provided to Licensee, (i) modify or create any derivative works of the Licensed Software (or any component thereof), except with the prior written consent of Licensor; or (ii) decompile, disassemble, reverse engineer or otherwise attempt to obtain or perceive the source code from which any component of the Licensed Software is compiled or interpreted.

7.2 Notification and Correction of Defects. Licensor agrees that it shall promptly notify Licensee of any defect, including any security vulnerability or potential exploit, it knows affects any Licensed Software, and shall (a) promptly notify the Licensee of (i) any actual exploits as they become known, and (ii) the best methods for eliminating or managing the risk posed by any vulnerability or to ward off any exploit, as such methods become known, and (b) use its commercially reasonable efforts expeditiously to distribute a patch, at no cost to Licensee, to correct any such material defect.

8. Indemnification by Licensor.

8.1 Licensor shall defend, indemnify, and hold Licensee and its Affiliates (other than Licensor), and their respective employees, officers, directors, agents and representatives (collectively, the “Licensee Indemnified Parties”), harmless from and against any and all losses, costs and reasonable expenses (including reasonable attorneys’ fees), damages, and liabilities arising out of any claim by any third party against any Licensee Indemnified Party that any use of, or access to, the Licensed Database IP, Licensed Software or Licensed Manager Usage by such Licensee Indemnified Party as expressly authorized under or contemplated by these Terms infringes or misappropriates, as applicable, any trademarks, patent, copyrights, trade secrets or other intellectual property rights of any third party; provided that Licensee gives Licensor (i) prompt written notice of such claim; (ii) reasonable authority to control and direct the defense and settlement of such claim; and (iii) such information and assistance as Licensor may reasonably request, at Licensor’s expense, in connection with such defense or settlement. Notwithstanding the foregoing, Licensor shall not settle any third-party claim against any Licensee Indemnified Party (A) if such settlement requires such Licensee Indemnified Party to admit to any wrongdoing (other than in respect of any actual wrongdoing by such Licensee Indemnified Party), or (B) unless (i) such settlement completely and forever releases such Licensee Indemnified Party with respect thereto, or (ii) such Licensee Indemnified Party provides its prior written consent to such settlement. In any action for which Licensor provides defense on behalf of any Licensee Indemnified Party, such Licensee Indemnified Party may participate in such defense at its own expense by counsel of its choice.

8.2 Notwithstanding Section 8.1, Licensor shall have no obligation or liability to the extent that the alleged infringement is caused by (i) the combination, operation, or use of the Licensed Database IP, Licensed Software or Licensed Manager Usage with products, services, information, materials, technologies, business methods or processes not furnished by Licensor; (ii) modifications to the Licensed Database IP, Licensed Software or Licensed Manager Usage, which modifications are not made by Licensor or its agents; (iii) failure to use updates to the Licensed Database IP, Licensed Software or Website Content provided by Licensor, provided that updates to the Licensed Database IP and Licensed Software are in all material respects equivalent to, and may be readily substituted for, the Software being updated; and provided further that Licensee shall be afforded a reasonable amount of time to implement any update; or (iv) use of the Licensed Database IP or Licensed Software except in accordance with any applicable user documentation or specifications which have been specifically notified to Licensee (circumstances under the foregoing clauses (i) - (iv), collectively, “Licensee Indemnity Responsibilities”).

8.3 Upon the occurrence of any claim for which indemnity is or may be due under this Section 8, or in the event that Licensor reasonably believes that such a claim is likely, Licensor may, at its option (i) appropriately modify the Licensed Database IP, Licensed Software or Licensed Manager Usage so that they become non-infringing (provided such modifications do not alter the functionality or operations of the Licensed Database IP or Licensed Software in any material adverse respect), or substitute functionally equivalent software or services (at no cost to the Licensee, including for any required customizations); (ii) obtain a proper license to the applicable third-party intellectual property rights; or (iii) if the foregoing options in clause (i) and (ii) are not reasonably available, terminate the license to the affected Licensed Database IP or Licensed Software or cease use of the affected Licensed Manager Usage. The obligations set forth in this Section 8 shall constitute Licensor’s entire liability and Licensee’s sole remedy for any actual or alleged infringement or misappropriation referred to in Section 8.1.

9. Indemnification by Licensee.

9.1 Licensee shall indemnify, defend (at Licensor’s option) and hold Licensor and its Affiliates (other than Licensee and its subsidiaries) and their respective employees, officers, directors, agents and representatives (collectively, the “Licensor Indemnified Parties”), harmless, from and against any and all losses, costs and reasonable expenses (including reasonable attorneys’ fees), damages, and liabilities arising out of (a) any claim by any third party against any Licensor Indemnified Party that any use of, or access to, the Licensed Trademarks, Social Media Content or any Website Content by such Licensor Indemnified Party as expressly authorized under or contemplated by these Terms infringes or misappropriates, as applicable, any trademarks, copyrights, trade secrets or other intellectual property rights of any third party, (b) any Licensee Indemnity Responsibilities, or (c) Licensee’s material breach of these Terms. Licensor agrees to give Licensee (i) prompt written notice of such claim; (ii) authority to control and direct the defense or settlement of such claim; and (iii) such information and assistance as Licensee may reasonably request, at Licensee’s expense, in connection with such defense or settlement. Notwithstanding the foregoing, Licensee shall not settle any third-party claim against any Licensor Indemnified Party (A) if such settlement requires such Licensor Indemnified Party to admit to any wrongdoing (other than in respect of any actual wrongdoing by such Licensor Indemnified Party), or (B) unless (i) such settlement completely and forever releases such Licensor Indemnified Party with respect thereto, or (ii) such Licensor Indemnified Party provides its prior written consent to such settlement. In any action for which Licensee provides defense on behalf of any Licensor Indemnified Party, such Licensor Indemnified Party may participate in such defense at its own expense by counsel of its choice.

9.2 The obligations set forth in this Section 9 shall constitute Licensee’s entire liability and Licensor’s sole remedy for any actual or alleged infringement or misappropriation caused by Licensee or for any breach of these Terms.

10. Term. The term of these Terms shall be perpetual.

[Schedule follows]

SCHEDULE A

LICENSED MARKS

Trademarks: LunaTrust

DOMAINS

lunatrust.com